Filed by Plains All American Pipeline, L.P. (1-14569)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Pacific Energy Partners, L.P. (1-31345)

Commission File No:  333-135712

Contacts:	Phillip D. Kramer	A. Patrick Diamond
	Executive Vice President and CFO	Director, Strategic Planning
	713/646-4560 – 800/564-3036	713/646-4487 – 800/564-3036

FOR IMMEDIATE RELEASE

Plains All American Announces Special Unitholder Meeting to Approve Pacific Merger

(Houston – September 29, 2006) Plains All American Pipeline, L.P. (NYSE: PAA) announced today that the date for the special meeting of its unitholders has been set for November 9, 2006. At the meeting, Plains All American’s unitholders will vote on whether to approve and adopt the merger agreement and approve the merger between Plains All American and Pacific Energy Partners, L.P. (NYSE: PPX) and whether to approve the issuance of PAA common units to the common unitholders of Pacific Energy in connection with the merger. The special meeting of Plains All American unitholders will be held at 11:00 a.m., local time, at the Doubletree Hotel, 400 Dallas Street, Houston, Texas 77002.

Plains All American’s registration statement on Form S-4, including the joint proxy statement/prospectus for the special meeting, was declared effective by the Securities and Exchange Commission on September 29, 2006. The joint proxy statement/prospectus for the meeting is expected to be mailed on or about October 2, 2006, to Plains All American unitholders of record as of the close of business on September 18, 2006.

Plains All American Pipeline, L.P. is engaged in interstate and intrastate crude oil transportation and crude oil gathering, marketing, terminalling and storage, as well as the marketing and storage of liquefied petroleum gas and other petroleum products, in the United States and Canada.  Through its 50% ownership in PAA/Vulcan Gas Storage LLC, the Partnership is also engaged in the development and operation of natural gas storage facilities.  The Partnership’s common units are traded on the New York Stock Exchange under the symbol “PAA.”  The Partnership is headquartered in Houston, Texas.

Investor Notice

Plains All American Pipeline, L.P. has filed with the Securities and Exchange Commission a registration statement on Form S-4 (as the same may be supplemented or amended, Registration

No. 333-135712) containing a joint proxy statement/prospectus of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and other documents in relation to this transaction. Investors and security holders are urged to read these documents carefully because they contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger. The joint proxy statement/prospectus will be sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows: Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.PacificEnergy.com.

Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. They include statements regarding the timing of the business combination transaction involving Plains All American and Pacific Energy. These statements are based on the current expectations and estimates of the management of Plains All American and Pacific Energy and their general partners; actual results may differ materially due to certain risks and uncertainties. Although Plains All American, Pacific Energy and their general partners believe that such expectations reflected in such forward-looking statements are reasonable, they cannot give assurances that such expectations will prove to be correct.  For instance, although Plains All American and Pacific Energy have signed a merger agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if Plains All American and Pacific Energy do not receive the necessary approval of their unitholders, and also may be terminated if the parties fail to satisfy conditions to closing. Other risks and uncertainties that may affect actual results are discussed in Plains All American’s and Pacific Energy’s filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K and Form 10-K/A for the year ended December 31, 2005 and Registration Statement on Form S-4 (No. 333-135712).

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